Exhibit 99.2

<Announcement by NAVER>

In order to provide new user experiences in the “cashless” era by establishing a close cooperative relationship in the Fintech sector, enter into new business areas based on technologies, and create synergies for future growth, LINE has decided to enter into a framework agreement with Z Holdings which has, among others, Yahoo Japan and financial holding companies as its subsidiaries, regarding management integration between the two companies.

If the management integration is implemented as planned, each of NAVER and SoftBank, the parent companies of LINE and Z Holdings, will respectively own 50% of voting rights of a joint venture company. This joint venture company will become one of the largest shareholders of a holding company holding the business of LINE and Z Holdings.

Z Holdings will hold LINE, the largest provider of a messenger platform in Japan and Asia, Yahoo Japan, the largest portal site in Japan, Yahoo Shopping and ZoZo, the providers of the largest e-commerce platform and Japan Net Bank, a provider of financial services. As a result it will procure the largest user database in Japan and Asia.

By creating synergies based on the foregoing, thereby, enhancing potential for future growth, Z Holdings is expected to turn itself into a new technology company based on AI, which would have capacity to compete with global providers of gigantic platforms.

NAVER believes that the management integration would accelerate growth in the Fintech sector, and increase the opportunities to enter the new business area using the technologies.